Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED

(TEN)

367 Syngrou Avenue, 175 64 P. Faliro, Hellas

Tel: 30210 94 07 710-3, Fax: 30210 94 07 716, e-mail: ten@tenn.gr

Website: http://www.tenn.gr

FINAL- FOR RELEASE

5 May 2005

TSAKOS ENERGY NAVIGATION REPORTS

RECORD PROFITS FOR FIRST QUARTER 2005

FIRST QUARTER HIGHLIGHTS

•	Net income rose 19.4% to $39.85 million.

•	EPS (basic) of $1.98 versus $1.94 in first quarter of 2004.

•	Delivery and time charter of the Didimon, a handysize product carrier.

•	Sale of Panos G, a single-hull aframax at a gain of $5.20 million.

•	Semi-annual dividend of $0.95 per share declared, paid April 26, 2005.

ATHENS, GREECE – May 5, 2005 – Tsakos Energy Navigation Limited (TEN) (NYSE: TNP) reported results (unaudited) for the first quarter of 2005.

Revenues, net of voyage expenses and commissions, were $66.75 million in the first quarter of 2005 versus $68.57 million in the like period of 2004. Income before depreciation charges was $48.41 for the first quarter of 2005 up from $42.08 in the first quarter of 2004. Net income rose to $39.85 million from $33.39 million. Net income in the first quarter of 2005 included a gain of $5.20 million from the sale of the Panos G.

Basic earnings per share based on average number of shares outstanding was $1.98 in the first quarter of 2005 versus $1.94 in the same quarter of 2004.

Revenues, net of voyage expenses and commissions, were $66.75 million in the first quarter of 2005 versus $68.57 million in the first quarter of 2004 reflecting the deployment of 26.8 ships this year compared with 27.7 vessels in the same period last year. The average time charter equivalent (TCE) rate per vessel was $30,608 in the recent quarter, virtually unchanged from the first quarter of 2004 which produced an average TCE of $30,029. Four of the five classes of vessels in our fleet (VLCC, Suezmax, Panamax, and Handysize) enjoyed higher rates in the 2005 quarter while the Aframaxes experienced lower charter rates. Fleet productivity remained high at 96.0% in the 2005 period as compared with 96.4% in the first quarter of 2004. Both years’ quarters absorbed significant off-hire periods arising from dry dockings of two vessels in each quarter.

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Vessel operating expenses per ship per day rose from $6,263 for the first quarter of 2004 to $6,653 for the quarter ended March 31st, 2005. The principal factors for the increased costs were crew expense, insurance premiums, repairs, and the pressures of a weak dollar. The average value of the dollar against the Euro was 4.9% lower in the first quarter of 2005 compared with the year earlier quarter. Approximately 25% of TEN’s operating costs are denominated in Euros.

Depreciation and dry-docking amortization costs were $10.29 million versus $11.07 million in the 2004 quarter. Management fees rose to $1.40 million from $1.25 million while general and administrative expenses were $0.50 million compared to $0.57 million. Interest and finance costs, net of interest income, declined from $3.07 million to $0.90 million, reflecting much lower borrowings and the benefits of hedging swaps.

“Net income in the first quarter 2005 exceeded the outstanding results realized in the first quarter of 2004,” observed Mr. D. John Stavropoulos, Tsakos Energy Navigation’s Chairman of the Board. The principal contributors to the success in the first quarter of 2005 included a balanced employment strategy for the diversified fleet, high fleet productivity arising from emphasis on term employment, expense containment despite rising cost pressures, lower finance costs resulting from lower borrowings and effective hedging, and the realization of a capital gain from the timely disposal of an older single-hull aframax.”. Mr. Stavropoulos further stated, “The strong financial position of TEN combined with the growth profile of its ongoing newbuilding program provide a solid foundation for enhancing shareholder value through selective asset additions, share repurchases, and dividend payments.”

FLEET STRATEGY

Since 1997, TEN has aggressively expanded and modernized its fleet. The Company has added 19 newbuildings, and one second-hand VLCC. An additional 13 vessels are scheduled for delivery in 2005, 2006, and 2007. TEN sold three vessels in 2004 including one single-hull ship. An additional single-hull vessel was sold in February 2005 and the sale of two single/double hull product tankers has been arranged for the second quarter of 2005. Furthermore, a new building contract for the delivery of an aframax in June 2005, has been sold. Simultaneously, a new building contract (H/N 1334) was arranged for an additional aframax, sistership to H/N 1328, with scheduled delivery in August 2007. “The structure of our expansion program has allowed us to identify and respond to the evolving needs of our clients,” stated Mr. Nikolas P. Tsakos, President and CEO of Tsakos Energy Navigation. “The timing of our orders has resulted in favorable contract prices contributing to both current and future profits. The emphasis of our newbuilding deliveries is on ice-class vessels designed to serve the rapidly expanding ice-bound shipping needs of Russia, Canada, and Alaska. The balance includes two sistership aframaxes designed to serve niche South American markets and the LNG carrier which provides entry to this rapidly expanding sector. Mr. Tsakos continued, “Considerable progress had been made toward our goal of an all double-hull fleet. The strong resale market for tankers has enabled TEN to execute its fleet renewal programs on a highly favorable basis. The Panos G, a single-hull aframax was disposed of at a gain of $5.2 million. Last week TEN announced the sale of two single/double handysize product carriers, the Dion

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and the Pella, at a gain of $8.0 million to be realized in the second quarter of 2005. Additionally, TEN has sold the contract for an aframax newbuilding (H/N 1224) for a gain of $10.5 million, which will be recorded in the second quarter of 2005. Simultaneously, we ordered a newbuilding aframax to be delivered in August 2007, at a contract price that is approximately $11 million less than the proceeds from the sale of H/N 1224.” Mr. Tsakos concluded, “Timely purchases and sales of vessels are essential to the long term success of a business and an integral part of our operations. We have engaged in such activity in the past and will continue to do so as long as upcoming opportunities enhance shareholders’ value.”

Since the beginning of 2004 TEN has disposed of seven vessels totaling 486,000 dwt contributing $45.0 million in capital gains and has taken delivery of three vessels and placed a further ten newbuilding orders with a 1.39 million dwt combined capacity. The ten orders were placed in addition to the five newbuildings that were ordered in 2003.

The following table presents the newbuilding vessels currently on order:

VESSEL	DWT	Expected Delivery	Design
SUEZMAX
M/T Euroniki	164,000	September 2005	1C Ice Class
M/T Archangel	162,400	January 2006	1A Ice Class
M/T Alaska	162,400	March 2006	1A Ice Class
M/T Arctic	162,400	February 2007	1A Ice Class
M/T Antarctic	162,400	April 2007	1A Ice Class
AFRAMAX
H/N 1328	105,000	May 2007	DNA Design
H/N 1334	105,000	August 2007	DNA Design
HANDYSIZE
M/T Dionisos	37,000	June 2005	—
M/T Antares	36,660	June 2006	1A Ice Class
M/T Arion	36,660	October 2006	1A Ice Class
M/T Andromeda	36,660	February 2007	1A Ice Class
M/T Aegeas	36,660	May 2007	1A Ice Class
LNG
LNG TBN	150,000 m³	February 2007	Membrane

Assuming no interim retirements of vessels (exclusive of the Aframax Yerotsakos and the Product Carriers Dion and Pella which have been sold for delivery in the second quarter of 2005) the following table outlines the composition of TEN’s fleet after delivery of the orders citied above:

TYPE	Double Hull	Double/Single Hull	Single Hull	Total
VLCC	2			2
Suezmax	10			10
Aframax	8		2	10
Panamax	7			7
Handysize	6	2		8
LNG	1			1
TOTAL	34	2	2	38

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TANKER INDUSTRY

Worldwide oil demand expanded at the fastest pace in decades in 2004. The rate of growth in 2005 is expected to decelerate from 3.4% last year to about 2.1%. The tanker industry operated at virtual capacity through much of 2004. Modern tonnage under quality management was in tight supply. The demand drivers have been the import appetites of the world’s largest oil consumers, namely the U.S.A. and China. India and the Pacific Rim (except Japan) have also accelerated their import needs. These destinations, with the exception of India, are distant from the sources of oil. Domestic production in these fast growing economies is near or past the peak, thus they are increasingly reliant on imports.

Last year tanker capacity expanded approximately 5.4% which proved to be less than the growth in tonnage demand. This year the combination of a larger new delivery schedule and fewer fleet removals should result in more rapid capacity expansion resulting in a somewhat less tight supply/demand equation. Nevertheless, the demand for modern tonnage with quality management should result in very acceptable charter rates, as fleet utilization should remain well above historical levels.

Longer term prospects are also favorable for continued supply/demand balance. Assuming the advanced economies avoid recession and the developing countries continue to enjoy strong export markets and growing domestic consumption, oil demand in the major import markets will continue to grow. New and reopened pipelines should moderate demand for tankers, but the overall transport needs will result in healthy growth of seaborne requirements. Shipyard capacity limitations and significant scrappage dictated by regulatory requirements over the next five years should result in a satisfactory supply/demand relationship.

As noted earlier, conditions in 2005 should result in good fleet utilization and solid charter rates. However, offsets to these desirable conditions include significantly higher interest rates, elevated bunker prices, higher insurance premiums, rising personnel expenses, expanded regulatory procedures on ships and onshore, growing corporate governance fees, and the ever rising burden of a weak dollar. Nevertheless, the tanker industry should enjoy the third consecutive year of general prosperity.

OUTLOOK FOR TEN

The momentum of 2003/2004 continued in the first quarter of 2005 although charter rates were less robust in the closing weeks. The anticipated continuation of high or even increasing OPEC production during the remainder of the year should sustain strong transport needs. TEN is on track for another year of high fleet utilization, with 75% of employable days for the year having been booked or under contract for the fleet now in operation. TEN will take delivery of two newbuildings in June and September and management is optimistic regarding employment opportunities. Overall prospects for income from fleet operations and contract sales are also very promising. Finance costs, net of interest income, should provide favorable comparisons reflecting lower borrowings, benefits of interest rate swaps, and greater interest income. Management anticipates that 2005 will record another year of strong profitability.

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ABOUT TSAKOS ENERGY NAVIGATION

TEN expects to operate a fleet of 38 vessels of 4.1 million dwt by mid-2007. Currently it operates a fleet of 25 vessels (including three chartered-in, one Aframax and two Suezmaxes vessels) of approximately 2.8 million dwt with an average age of 6.5 years compared to 12 years of the world average. Its newbuilding program today consists of 13 vessels (5 Suezmax, 2 Aframax, 5 Handysize, 1 LNG) of 1.3 million dwt.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACTS:

George V. Saroglou, COO

Tsakos Energy Navigation Ltd.

Tel: 30 210 94 07 710-3

ten@tenn.gr

Parag Dave

GCI Group for Tsakos Energy Navigation Ltd.

212-537-8026

pdave@gcigroup.com

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TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data (Unaudited)

(In Thousands of U.S. Dollars, except share, per day and fleet data)

	Three months ended March 31
	2005		2004
STATEMENT OF INCOME DATA
Voyage revenues		$76,874	$83,023

Commissions		3,151	3,499
Voyage expenses		6,978	10,954
Charter hire expense		6,035	6,063
Vessel operating expenses		13,726	13,667
Depreciation		8,560	8,692
Amortization of deferred drydocking charges		1,730	2,374
Provision for doubtful receivables		—	244
Management fees		1,395	1,245
General & Administrative expenses		499	570
Foreign currency losses		29	45
Amortization of deferred gain on sale of vessels		(792)	(792)
Gain on sale of vessels		(5,203)	—

Operating income		40,767	36,462

Interest and finance costs, net		(1,586)	(3,154)
Interest income		687	81
Other income/(expense)		(16)	—

Net income		$39,851	$33,389

Earnings per share, basic		$1.98	$1.94
Earnings per share, diluted		$1.97	$1.93
Weighted average number of shares outstanding
Basic		20,174,624	17,195,173
Diluted		20,194,589	17,272,003

	March 31 2005		December 31 2004
BALANCE SHEET DATA
Cash and cash equivalents		144,508	116,922

Current assets, including cash		177,015	155,270
Investments		14,859	10,000
Advances for vessels		131,449	121,260
Vessels at cost		829,744	805,148
Accumulated Depreciation		(177,435)	(168,874)
Vessels’ Net Book Value		652,309	636,274
Deferred charges		14,833	15,184

Total assets		$990,465	$927,988

Current portion of long-term debt		40,333	39,693

Current liabilities, including current portion of long-term debt		99,144	80,544
Long-term debt, net of current portion		338,726	325,471
Deferred income, net of current portion		11,451	12,452
Total stockholders’ equity		541,144	519,521

Total liabilities and stockholders’ equity		$990,465	$937,988

	Three months ended March 31
	2005		2004
OTHER FINANCIAL DATA
Net cash from operating activities		$46,900	$43,507
Net cash from/(used in) investing activities		$(32,492)	$(83,799)
Net cash from/(used in) financing activities		$13,178	$32,970

FLEET DATA
Vessel overhead costs per ship per day		$786	$720
Average number of vessels during period		26.8	27.7
Number of vessels at end of period		26.0	28.0
Average age of fleet at end of period	Years	7.2	7.1
Dwt at end of period (in thousands)		2,762.7	2,981.3
Time charter employment - fixed rate	Days	1,057	936
Time charter employment - variable rate	Days	444	253
Period employment (pool and coa) at market rates	Days	505	582
Spot voyage employment at market rates	Days	307	660

Total operating days		2,313	2,431
Total available days		2,410	2,521
TCE per ship per day		$30,608	$30,029
Operating expenses per ship per day		$6,653	$6,263

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

FINANCIAL AND OTHER DATA BY FLEET (Unaudited)

Three Months Ended March 31, 2005

Vessel Type	VLCC		Suezmax	Aframax	Panamax	Product carriers

Average number of vessels		2.0	4.0	8.9	7.0	4.9

Number of vessels at end of period		2.0	4.0	8.0	7.0	5.0
Dwt at end of period (in thousands)	Dwt	600.9	657.2	826.5	478.2	199.9
Percentage of total fleet		21.8%	23.8%	29.9%	17.3%	7.2%
Average age at end of period	Years	8.9	2.5	7.5	7.5	15.5

TCE per ship per day		$53,827	29,152	28,539	35,531	19,795
Operating expenses per ship per day (excluding vessels chartered-in and on bare-boat out)		$12,361	6,616	6,894	5,663	6,533

Three Months Ended March 31, 2005

	Newbuildings	La Madrina	Acquired (pre-1997)	Combined
Average number of vessels	15.9	1.0	9.8	26.8

Percentage of total fleet in dwt at end of period	69.2%	10.7%	19.9%	100%

Average age at end of period (years)	3.7	11.2	17.0	7.2
Utilization in period	99.2%	100.0%	90.4%	96.0%

Average TCE per ship per day	$33,802	$72,154	$20,269	$30,608

Average operating expenses per ship per day	$6,673	$12,361	$6,728	$6,653

Voyage Revenue, net of commission ($ thousand)	$52,804	$7,528	$17,527	$73,723

Net income, excluding gain on sale - ($ thousand)	$26,189	$3,721	$4,817	$34,728
Gain on sale of vessels				5,203
Holding and dormant companies				(79)

Total net income				39,851

Newbuildings include all vessels specifically constructed for TEN. These represent all additions to the fleet since 1997, except for the VLCC La Madrina.

TCE represents voyage revenue less voyage expenses. Commission is not deducted.

TCE rate given for the the VLCC Millennium, which is chartered out on a bare-boat basis, takes into account a notional operating cost per day.

Average operating costs per day excludes the three chartered-in vessels and the vessel bare-boat chartered out.